NORTHEAST INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary

Q3 2024

Market Recap

The third quarter of 2024 was characterized by a paradigm review, prompted by the relatively weak July employment report. Market participants and central bankers alike revisited their forecasts, and the Fed embraced a 50 basis point cut in September and the European Central Bank wound up cutting interest rates sequentially at its October meeting, both of which actions had almost been ruled out by the respective central banks' leaders at their immediate past press conferences. The benchmark 10-year U.S. Treasury bond's yield at one point had fallen 80 basis points --- a significant example of volatility.



ICE BofA US High Yield
Option-Adjusted Spread
10-Year Average = 4.39%
%
5
4.8
4.6
4.4
4.2
4
3.8
3.6
3.4
3.2
3
Source: ICE Data Indices, LLC, FRED Economic Data

And, yet….almost as quickly as recession scenarios were dusted off and revived, that fear receded. Whether because market participants concluded that the central banks would act to nip any economic weakness in the bud, or whether the subsequent economic data did not reaffirm the most pessimistic economic predictions, the yield on the 10-year bond has now, early in Q4, risen back up to 4.2%, retracing 75% of its yield decline.

During this period of nominal yield volatility, the direction of corporate yield spread premiums over Treasuries moved in only one direction – lower. Yields on both investment grade and high yield bonds marched downward toward localized low levels.

Yields/Spreads:

The 10-year Treasury yield closed the quarter at 3.79%, down 58 basis points (bps) over the quarter. The yield-to-worst of the ICE BofA US High Yield Index (the "Index") took a steeper trajectory closing at 6.98%, down 97 bps.

After pausing in Q2, spreads continued their trend downward, narrowing another 18 bps to historically tight levels. The option-adjusted spread closed at 303 bps, which is among the lowest levels over the last 10 years, well below the 10-year average of 439 bps (see chart). Tightening has occurred in 8 out of 9 quarters, dating back to Q2 of 2022.

Issuance & Defaults:

Per the Securities Industry and Financial Markets Association (SIFMA), high yield experienced another strong quarter of issuance, bringing $78B of new bonds to the primary market in Q3. The $250B of issuance year-to-date represents an 83% increase over the 9-month mark in 2023. High yield mutual funds/ETFs experienced $10.1B of inflows in Q3.

The Morningstar US High Yield Distress Ratio (bonds with a spread greater than 1,000 bps), slid down to 5.4% as of mid-September. Media, Telecom and Healthcare remain the largest sectors within the the index.

The default rate over the the trailing twelve month period dropped to 1.6% at the close of Q3, more than half it's long-term average of 3.4%.

Fund Performance

The Trust's +3.7% total return trailed the Index's 5.3% in Q3. For full performance results, please see the table on page 3. Underperformance was attributed mainly to the shorter duration of the portfolio, as well as an underweight position in CCC bonds and an overweight position in cash. The Trust's modified duration at quarter end was 2.0 vs. the Morningstar High Yield category average of 3.5.

The Trust's portfolio consists of roughly 82% income-generating corporate bonds, 13% equities/warrants and 5% cash & equivalents.

Contributors to the Trust's performance:

- NL Industries Common Stock
- Altice France 8.125% 2/1/27

Detractors to the Trust's performance:

- Viskase Common Stock
- American Gilsonite Common Stock

Additions - The following securities were added to the portfolio:

- Smurfit Westrock Common Stock (Stock Merger)
- Alteryx 8.75% 3/15/28 (Buy)
- UBS 2.593% 9/11/25 (Buy)
- Delta Airlines 4.5% 10/20/25 (Buy)
- Rite Aid - Notes, Equity/Litigation/Escrow Interests (Exchange)

Subtractions - The following positions were reduced or removed due to corporate actions:

- UBS 2.593% 9/11/25 (Full Call)
- Equitrans Midstream 9.75% Preferred Stock (Full Call)
- CrownRock 5.625% 10/15/25 (Full Call)
- G-III 7.875% 8/15/25 (Full Call)
- Rite Aid 8% 11/25/26 (Exchange)
- Silverbow Resources Common Stock (Cash Merger)
- Westrock Common Stock (Stock Merger)

S&P Ratings Changes:

- Allegheny Ludlum 6.95% 12/15/25 - Upgrade (7/31/24) from BB- to BB
- Range Resources 4.875% 5/15/25 - Upgrade (7/2/24) from BB to BB+

Outlook

During the past quarter, we at Northeast greeted the sharp moves lower in Treasury yields with skepticism, not buying into the fear of a sharp incipient economic slowdown. As a result, we did not chase bond yields lower.

As we look ahead to Q4, we continue to think that way. We still hold that the global economies will be resilient, and, undeniably, with Treasury yields having recently risen and with many expected rate cuts now being "priced out" of the market pricing, we think baseline Treasury bonds are more attractive than they were as recently as a few months ago.

With respect to corporate yield spreads, we acknowledge today's tight levels, but most of our portfolio purchases have been of short maturity bonds, and we believe that the fundamental risk to higher spreads is much lower at the short end of the yield curve. (A highly tactical and technical point: we also have had some success in taking advantage of riding individual bonds' spread curves into their expected maturity --- for example, buying a 2-year bond with a spread of 200 basis points when the issuer also has 1-year bonds trading at 150 basis points, and collecting the price appreciation as the bond's yield compresses 50 basis points when today's 2-year becomes tomorrow's 1-year bond.)

More broadly, we retain our optimistic view of the developed market economies. We think fears are misplaced that the major central banks over-tightened monetary policy, and we think policy makers may rethink the final landing level for interest rates, even if we join the market view that several of the anticipated future rate cuts will come to pass.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

Watch and Read Bruce's Takes on...

- ***Countering the Recession Narrative, August - 2024***
- ***Credit Market Update (Video), May - 2024***
- ***Northeast Investors Trust Overview***

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/

AVERAGE ANNUAL RETURNS (AS OF SEPTEMBER 30 2024)							
	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	3.66%	5.08%	9.91%	4.71%	3.17%	0.21%	6.80%
ICE BofA US High Yield Index	5.31%	8.05%	15.68%	3.08%	4.54%	4.95%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Holdings (% of Net Assets): 1. Pyxus International (6.8%), 2. Brinker International (4.6%), 3. Fortress Transportation (4.3%), 4. Spirit Aerosystems (4.1%), 5. KB Homes (4.0%), 6. Alteryx (3.9%), 7. Vector Group (3.8%), 8. NuStar Logistics (3.8%), 9. Western Digital (3.8%), 10. Delta Airlines (3.8%).

For a complete list of holdings, **click here** to see the most recent quarterly holdings report (as of 6/30/24). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.26% on an annualized basis ending 9/30/2023. The current expense ratio may differ from the one reported here due to fluctuations in net assets and expenses.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.